UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United Homes Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91060H 108

(CUSIP Number)

Alan Levine

90 N Royal Tower Drive

Irmo, South Carolina, 29063

Telephone: 844-766-4663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Alan Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
446,370 (1)(2)
	8	SHARED VOTING POWER
437,500
	9	SOLE DISPOSITIVE POWER
446,370 (1)(2)
	10	SHARED DISPOSITIVE POWER
437,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
883,870 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The shares reported in this Schedule 13D as beneficially owned by Alan Levine were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”), and (B) in separate transactions described in Item 3 below. Of the shares reported as beneficially owned by Mr. Levine, 462,500 are held via the Alan Levine Revocable Trust (the “A. Levine Trust”), of which Mr. Levine is trustee and beneficiary.

(2) Does not include 437,500 Class A Common Shares beneficially owned by the Vicki Levine Revocable Trust (the “V. Levine Trust”). Mr. Levine is the spouse of the trustee of the V. Levine Trust, and may be deemed to have or share beneficial ownership with respect to the shares held by the V. Levine Trust.

(3) Based on 11,369,093 Class A Common Shares issued and outstanding as of May 11, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 2023.

Item 1.	Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the shares of Class A common stock of the Issuer (defined below), par value $0.0001 per share (the “Class A Common Shares”) of United Homes Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 90 N Royal Tower Drive, Irmo, South Carolina, 29063.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Alan Levine (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 90 N Royal Tower Drive, Irmo, South Carolina, 29063.

(c)	Mr. Levine is retired, and serves as a Director of the Issuer.

(d)	During the last five years preceding the date of this filing, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years preceding the date of this filing, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares Acquired as Merger Consideration. A portion of the shares of Class A Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Person were acquired by the Reporting Person in connection with the closing of the business combination involving DHHC, Hestia Merger Sub, Inc., a South Carolina corporation and wholly-owned subsidiary of DHHC (“Merger Sub”), and Great Southern Homes, Inc. (“GSH”), pursuant to a Business Combination Agreement between such parties, dated September 10, 2022 (the “Business Combination Agreement”). Upon the closing of the Business Combination (the “Closing”) on March 30, 2023 (the “Closing Date”), in accordance with the Business Combination Agreement, (i) Merger Sub merged with and into GSH (such transaction, the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc.

As consideration for the Merger, the stockholders of GSH (the “Pre-Merger Stockholders”) were collectively entitled to receive from DHHC, in the aggregate, a number of shares of DHHC Class A common stock (valued at $10.00 per share) with an aggregate value equal to (a) $500,000,000 minus (b) the Company Closing Indebtedness (as defined in the Business Combination Agreement); plus (c) the Company Closing Cash (as defined in the Business Combination Agreement (as so calculated, the “Merger Consideration”). In addition, and without limitation, each option to purchase GSH common shares (each, a “GSH Option”) outstanding and unexercised as of immediately prior to the Effective Time was cancelled in exchange for an option to purchase a number of Class A Common Shares (“Rollover Options”) equal to (x) the number of GSH common shares subject to such GSH Options immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (as defined in the Business Combination Agreement), at an exercise price per share equal to (A) the exercise price per GSH common share of such GSH Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Subject to certain exceptions, each Rollover Option is subject to the same terms and conditions as were applicable to the GSH Option immediately prior to the Effective Time.

Upon the Closing of the Merger, Mr. Levine received Merger Consideration in the form of a Rollover Option to acquire 35,480 shares of Class A Common Stock, 25% of which is presently beneficially owned.

The summary description in this Schedule 13D of the Business Combination Agreement and the transactions effected thereby is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

The GSH Option held by the Reporting Person prior to the closing of the Business Combination was acquired in exchange for provision of services.

Shares Acquired Pursuant to Lock-Up Agreements. Prior to the Closing Date, each of the A. Levine Trust and the V. Levine Trust purchased (A) 350,000 shares of Class A Common Stock in the open market at a price of $10.08 per share and (B) 87,500 shares of Class A Common Stock at a purchase price of $0.01 per share, pursuant to certain share lock-up and non-redemption agreements entered into on March 23, 2023 (the “Share Lock-Up Agreements”).

Exclusion of Shares Issuable in Connection with Earnout Rights. As additional consideration for the Merger, the Pre-Merger Stockholders were granted the contingent right (the “Earnout Right”) to receive up to 20,000,000 additional shares of Class A Common Stock (the “Earnout Shares”), to be distributed in up to three payments (each, an “Earnout Share Payment”), if, for 20 out of any 30 consecutive trading days during the period beginning 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date (the “Earnout Period”), the Issuer’s VWAP (as defined in the Business Combination Agreement) equals or exceeds the following per-share values (each, an “Earnout Target”): (i) $12.50 per share, in which case each Pre-Merger Stockholder will be issued its Earn Out Pro Rata Share (as defined in the Business Combination Agreement) of 7,500,000 Earnout Shares (the “First Earnout Share Payment”); (ii) $15.00 per share, in which case each Pre-Merger Stockholder will be issued its Earn Out Pro Rata Share of 7,500,000 Earnout Shares (the “Second Earnout Share Payment”); and (iii) $17.50 per share, in which case each Pre-Merger Stockholder will be issued its Earn Out Pro Rata Share of 5,000,000 Earnout Shares (the “Third Earnout Share Payment”).

In connection with the Earnout Right granted to the Pre-Merger Stockholders, on the Closing Date of the Merger, Mr. Levine received an Earnout Right to acquire up to 17,687 Earnout Shares (his Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 6,632 of which will be issued in connection with the First Earnout Share Payment, (ii) 6,632 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 4,422 of which will be issued in connection with the Third Earnout Share Payment. With respect to Mr. Levine’s Earnout Share potential, each Earnout Share Payment is contingent on the Issuer’s VWAP equaling or exceeding the required Earnout Target for 20 out of any 30 consecutive trading days during the Earnout Period.

Mr. Levine’s right to receive Earnout Shares pursuant to the Earnout Right granted in the Business Combination Agreement became fixed and irrevocable on the Closing Date of the Merger. However, the Earnout Shares underlying Mr. Levine’s Earnout Right are excluded from the shares reported as beneficially owned by the Reporting Person in this Schedule 13D because none of the related Earnout Targets have been satisfied.

Item 4.	Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination as Merger Consideration under the Business Combination Agreement or in separate transactions and will be held for investment purposes.

Alan Levine is a Director of the Issuer. Except as set forth herein and to the extent that the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons is based on the Issuer having 11,369,093 shares of Class A Common Stock issued and outstanding as of May 11, 2023.

As of the filing date of this Schedule 13D (the “Filing Date”), Mr. Levine beneficially owns 883,870 shares of Class A Common Stock, consisting of the 446,370 shares held directly by Mr. Levine or the A. Levine Trust or issuable upon the exercise of a Rollover Option held directly by Mr. Levine and the 437,500 shares owned by the V. Levine Trust, representing approximately 7.8% of the issued and outstanding shares of the Issuer’s Class A Common Stock.

(b) As of the Filing Date, Mr. Levine has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 446,370 shares of Class A Common Stock. Mr. Levine may be deemed to have or share beneficial ownership with respect to the shares held by the V. Levine Trust; Mr. Levine disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) Except as otherwise described in Item 3, Item 6, or elsewhere in this Schedule 13D, no transactions in the shares of Class A Common Stock were effected by any of the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is hereby incorporated by reference in its entirety into this Item 6.

Share Lock-Up Agreements

As disclosed in Item 3 above, the A. Levine Trust and the V. Levine Trust entered into the Share Lock-Up Agreements with DHHC. Pursuant to the terms of the Share Lock-Up Agreements, as applicable, each of the A. Levine Trust and the V. Levine Trust have agreed to subject all of the Class A Common Stock held by each such investor following the consummation of the transactions contemplated by their respective Share Lock-Up Agreement (the “Lock-Up Shares”) to resale and transfer restrictions for a period of one year for 50% of such Lock-Up Shares and two years for the remaining 50% of such Lock-Up Shares, subject to customary exceptions. The foregoing resale and transfer restrictions may be released or waived by the Issuer; provided that to the extent any Lock-Up Investor is granted a release or waiver from such restrictions, other Lock-Up Investors with similar restrictions will generally be automatically granted a release or waiver from the similar restrictions affecting them to the same extent. On March 30, 2023, the Issuer notified each Lock-Up Investor that the Issuer was waiving the lock-up restriction contained in the Share Lock-Up Agreements.

The description of the Share Lock-Up Agreements is qualified in its entirety by reference to the full text of such agreement, a form of which was filed by the Issuer as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2023 (and incorporated by reference herein as Exhibit 2).

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Business Combination Agreement, dated as of September 10, 2022, by and among the Issuer, Merger Sub and GSH (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on October 11, 2022).

2	Form of Share Issuance and Lock-Up Agreement, by and among DHHC and the investor identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2023).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 31, 2023

/s/ Alan Levine
ALAN LEVINE